UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 31, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: November 3, 2008

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RECEIVES SECOND INDEPENDENT ADVICE
IN RELATION TO PALA BID

October 31, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has received a second independent fairness opinion in respect of the unsolicited offer by Pala Investments Holdings Ltd ("Pala") to acquire all of the outstanding shares of Rockwell for $0.36 per share ("the Offer").

An opinion letter from RBC Capital Markets was enclosed with the response circular dated September 18, 2008. Following the publication of the response circular, the Securities Regulation Panel ("SRP") using its discretion in terms of Rule 3.4 of the Code, ruled that a further appropriate external advisor was required to advise the Board on the Offer.

In accordance with the requirements of the SRP, Rockwell undertook to obtain a second independent expert opinion on the Offer. The Special Committee of Rockwell's independent directors, with the approval of the SRP, appointed Sasfin Capital ("Sasfin"), a division of Sasfin Bank Limited, to provide the Special Committee with an independent opinion as to whether the terms and conditions of the Offer are fair to the shareholders of Rockwell.

Based on the assumptions and procedures set out in its letter, Sasfin calculated that the fair value of each Rockwell share is not less than US$0.44 per share. At the mid-rates quoted by Nedbank Capital, a division of Nedbank Limited of South Africa at the time and date of signature of Sasfin's opinion, October 30, 2008, of C$1.1932 and ZAR9.6600 per US dollar, this minimum value equates to C$0.5250 and ZAR4.2504 respectively . This second opinion also indicates that the Pala offer undervalues the Company from a financial point of view.

A full copy of the Sasfin opinion is available on the Rockwell website at www.rockwelldiamonds.com. A copy of the Sasfin opinion will be posted to all Rockwell shareholders.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact may be forward-looking statements, including, but not limited to, statements in this release about the expected upside potential of holding Rockwell shares, anticipated increases in the Company's level of production, decreases in operating costs and increases in the price of diamonds, the upward trend in the value of diamonds produced by Rockwell, and the likelihood of a better transaction emerging. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, but not limited to assumptions regarding the success of the Company's brownfields expansion efforts, the Company's cost structure, and matters that would affect a third party's decision to enter into an alternative transaction with the Company, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. The Company undertakes no obligation to update forward-looking statements except to the extent required by law. For more information on Rockwell, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.